Mail Stop 3561

July 21, 2008

Via Fax & U.S. Mail

Mr. James W. Knapp, Chief Financial Officer
Spartan Motors, Inc.
1000 Reynolds Road
Charlotte, Michigan 48813

>   **Re: Spartan Motors, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 001-33582**

Dear Mr. Knapp:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.   We note from your discussion in your MD&A on page 17 that the 2007 increase in Other Spartan Chassis sales of approximately $203 million was attributable to higher sales of military chassis for the Mine Resistant Ambush Protected (MRAP) military subcontracts and increased service parts. Where changes in results are attributed to more than one factor, please revise to quantify each factor. Also for each factor, quantify separately each component attributable to the increase in sales (i.e. the change in volume from period to period, the change in price /rate from period to period, etc.). Additionally, explain the reason(s) why the 2007 sales attributable to the MRAP military subcontracts significantly increased year over year. A thorough analysis often will involve discussing both the components / intermediate effects of those factors / matters and the reason underlying those components / intermediate effects associated with the material causes for the change from period to period. For example, if a company's financial statements reflect materially higher revenues resulting from a increase in volume or rate when compared to a prior period, MD&A should not only identify the increase in sales volume or rate, but also should analyze the reasons underlying the increase volume or rate. The analysis should reveal the underlying quantitative and qualitative material causes of the matters described on a separate basis, and any expected future impact on operating results. Please revise your future filings accordingly. See Item 303 of Regulation S-K and FR-72 for guidance. As part of your response, please provide us with your proposed disclosure.

2.   Reference is made to your disclosure in Note 13 – Quarterly Financial Data (page 38) where we note significant variability in sales, gross profit, and net earnings between the quarter ended December 31, 2007 and all of your other prior quarters for 2007. In this regard, please provide us with (i) the nature of items and amounts that contributed to the significant variability in sales in the quarter ended December 31, 2007 compared to all of your other prior quarters ended in 2007 individually and (ii) the reasons why gross profit and net earnings compared to sales for the quarter ended December 31, 2007 is disproportionately different when compared to all of your other prior quarters ended in 2007 individually.

3.   We note the following from your balance sheets on page 22:

   •   Accounts receivable increased by approximately $70.3 million or 112% in 2007 compared to 2006
   •   Total sales increased by approximately $236.5 million or 53% in 2007 compared to 2006

As the 2007 accounts receivable balance has significantly increased in comparison to 2006 and considering that this increase is significantly disproportionate to the year-over-year increase in 2007 total sales, please revise future filings to quantify each factor attributable to the year-over-year increase in the 2007 accounts receivable balance. Along with quantifying each material factor, please disclose the nature of, or reason for each factor. As part of your response, please provide us with your proposed disclosure.

4.   We note from your balance sheets on page 22 that accounts payable significantly increased by approximately $60.1 million in 2007 compared to 2006. As the 2007 accounts payable balance has significantly increased in comparison to 2006, please revise future filings to quantify each factor attributable to the year-over-year increase in the 2007 accounts payable balance. Along with quantifying each material factor, please disclose the nature of, or reason for each factor. As part of your response, please provide us with your proposed disclosure.

Item 8. Financial Statements and Supplementary Data, page 22
Note 12. Business Segments, page 37

5.   We note from your disclosure that the EV team business segment as of December 31, 2007 has segment assets of approximately $54.07 million and has incurred recurring significant segment losses since December 31, 2005. Also, we note from page 26 that you have only recorded a charge of approximately $2.1 million for goodwill impairment in 2006, and no other impairment charges have been recorded as of December 31, 2007 related to long-lived assets or intangibles. Additionally, we note that the EV team segment losses continue through your quarter ended March 31, 2008. In light of the fact that the EV team business segment continues to incur significant segment losses, please advise us of the separate dates of your EV team business segment long-lived assets impairment test for the fiscal year ended December 31, 2007 and for the interim period ended March 31, 2008. If no impairment test was completed during these periods, please explain why this was not required pursuant to paragraph 8(c) of SFAS No. 144. Furthermore, provide us with a summary of material relevant facts, assumptions, and estimates you considered in the impairment analysis on an individual asset group basis, and for those long lived assets, for which no impairment charges were taken, further explain to us why you concluded that no impairment of those long-lived assets in the EV team business segment was necessary for the year ended December 31, 2007 and the interim period ended March 31, 2008.

Finally, if the remaining balance of goodwill as of December 31, 2007 relates to the EV team business segment, provide us with a summary of material relevant facts, assumptions, and estimates you considered in your goodwill impairment analysis and further explain to us why you concluded that no impairment of goodwill was necessary for the year ended December 31, 2007 and the interim period ended March 31, 2008.

Form DEF14A filed May 21, 2008

Performance – SPAR Plan Bonuses, page 12

6.   In future filings, please disclose all performance targets, including the SPAR amount, that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jeff Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief